SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

File No. 33-24566-A

☒ Form 10-K SB      ☐ Form 20-K      ☐ Form 10-Q

period ended October 31, 2002

☐ ☐	Transition Report on Form 10-K Transition Report on Form 10-Q

For the transition period ended _________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Bio-Lok International, Inc.

Full name of registrant

Former name if applicable

312 S. Military Trail

Address of principal executive office (Street and Number)

Deerfield Beach, Florida 33442

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Bio-Lok International, Inc. audit of 2002 is still in the process of being finalized. The details of the financial presentation and footnotes are being completed for final review by accountants. Additionally, select documentation from third parties required for the audit have been requested but not yet received. Every effort is being made to insure the audit and the report is filled within the extension requested.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Ingo Kozak	(954)	698-9998

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BIO-LOK INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: 1/28/03	By: /s/ Ingo K. Kozak

Ingo K. Kozak, Vice President

Reference PART IV – OTHER INFORMATION (3) the following information and explanation is submitted:

Bio-Lok International Inc. results for 2002 and 2001 are as follows:

	2002	2001

Sales – Net	$2,938,908	$2,760,656
Gross Profit	2,166,676	2,028,002
Operating Expenses	2,807,664	1,781,667

Income (loss) from Operations	(640,998)	246,335

Other Income & (Expense)
Income	18,351	1,008,125
Expense	(316,440)	(123,702)

NET (LOSS) INCOME	$(939,077)	$1,130,758

2002 reflect the effort management initiated in the development of its domestic market. To this extent, operating expenses increased considerably due to the initial hire of part of the domestic sales staff, development of new marketing materials and space advertising. Other expenses which increased from prior year were professional services and insurance expense. General corporate insurance costs for the year increased by 250%.

Results for 2002 totaled $939,077 and if adjusted for an added involuntary gain on the conversion of assets the loss would have totaled $957,428. The loss realized is non-recurring then they are solely attributable to the development of the domestic market.

Results for 2001 reflected a gain form involuntary conversion of fixed assets totaling $1,007,000. Adjusting for the gain net income would have totaled only $123,800.